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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Standard Minerals Inc.
(Registrant)
Date: December 8, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

Status of Wolfe County, Kentucky Coal Property

Joint Venture coal exploration agreement has been completed between Royal Standard Minerals Inc. and Sharpe Resources Corp.

C.U.S.I.P. # 780919106	TSX.V:RSM
LISTED: STANDARD & POORS	OTCBB:RYSMF
FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, NOVEMBER 25, 2008, HEATHSVILLE, VA, RSM has advanced the surface mine coal project in Wolfe County, Kentucky. The permitting and bonding for the initial phases of the strip mine are in place for the Campton coal project. The Company purchased the permit holder Pick & Shovel, the permit transfer will be made in the near future to Kentucky Standard Energy Company Inc.(“KSEC”) the current (100%) owner of the permit as indicated in the purchase agreement. The current bond for the first increment is in the name of KSEC and Pick & Shovel. The next bond increment will be in the name of KSEC. The MSHA mine ID is in the name of KSEC, the severance tax number is in the name of KSEC. All of the necessary surface equipment to commence mining is in place and the strip mining operation began in October, 2008, according to Qualified Person, Roland M. Larsen, the writer and reviewer of this press release.

As a result of positive field inspections in October and early November, 2008 by technically competent representatives in regard to the development of the Wolfe County property by coal buyers to include Arch Coal Terminal Inc., Koch Carbon, LLC and Thoroughbred Coal Company, all of which indicated interest in purchasing coal production from the project initially on a “spot” market basis going to longer term contracts in the near future. The Company currently has a monthly “spot” market contract with Thoroughbred Coal Company of Lexington, Kentucky.

Subsequent to an announcement, a June 12th, 2008 press release, of a proposed Joint Venture program between Royal Standard Minerals Inc. and Sharpe Resources Corp. to jointly explore and develop coal projects in Eastern Kentucky, the Boards of Directors of Royal Standard Minerals Inc. and Sharpe Resources Corporation have completed a 50-50 Joint Venture agreement to jointly pursue the exploration and development of coal projects in Eastern Kentucky. The agreement was approved and executed on November 21, 2008 and is subject to regulatory approvals.

RSM is an exploration and development company with interests in coal and precious metals in the United States.

The information presented in this press release is subject to the various regulatory approvals. The economic viability of this project is uncertain and is contingent upon coal pricing and mining conditions that could affect the project economics.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royalstandardminerals.com